Exhibit 3.7

SANTANDER FINANCE PREFERRED, S.A., UNIPERSONAL

ACUERDO JUNTA GENERAL

Doña Natalia Butragueño Rodríguez-Borlado, Secretario del Consejo de Administración de SANTANDER FINANCE PREFERRED, S.A. Unipersonal con domicilio en Boadilla del Monte, Ciudad Grupo Santander, Avenida de Cantabria s/n, Edificio Encinar, y CIF número A-83916437, de la que es su Presidente don  José Antonio Soler Ramos.

CERTIFICO

Que la reunión de la Junta General Universal de Accionistas de la Sociedad, celebrada en Boadilla del Monte, el día 9 de febrero de 2005, en la Ciudad Grupo Santander, Avenida de Cantabria s/n, Edificio Encinar con asistencia del único Accionista que representa la totalidad del capital suscrito y desembolsado, bajo la Presidencia de don José Antonio Alvarez Alvarez, y con la Secretaría de doña Natalia Butragueño Rodríguez-Borlado, se adoptó, por unanimidad, entre otros,  los siguiente acuerdos, incluidos en el Orden del Día, que fue así mismo aprobado por unanimidad:

Segundo.-      Cese y nombramiento de Consejeros

Se acuerda cesar como Consejero de la Sociedad a D. José Antonio Alvarez Alvarez, haciendo patente el agradecimiento de la Sociedad por los servcios prestados como Consejero y Presidente de su Consejo de Administración y en su sustitución nombrar como nuevo Consejero, por el plazo estatutario, a D. José Antonio Soler Ramos, con domicilio a estos efectos en Boadilla del Monte, Ciudad Grupo Santander, Avenida de Cantabria, s/n, Edificio Encinar, casado, y con documento de identidad número 2879407-Z, que estando presente en la Junta, acepta la designación del cargo, toma posesión del mismo y manifiesta no estar incurso en incompatibilidad legal alguna.

Tercero.-       Modificación del artículo 6 de  los Estatutos de la sociedad

Se acuerda modificar el artículo 6 de los Estatutos sociales, que a partir del presente tendrá el siguiente tenor:

“ARTICULO 6. El domicilio social se fija en Boadilla del Monte, Ciudad Grupo Santander, Avenida de Cantabria, s/n, Edificio Encinar.

Corresponde al Organo de Administración el traslado del domicilio dentro del mismo término municipal, así como la creación, supresión o traslado de sucursales, agencias o delegaciones, tanto en territorio nacional como extranjero, que el desarrollo de la actividad de la empresa haga necesario o conveniente.”

Cuarto.-          Delegación de facultades

Facultar a los Consejeros Don Antonio Torio Martín, Don Iñigo Barrera Amann y al Secretario del Consejo de Administración Doña Natalia Butragueño Rodríguez-Borlado,  para que, cualquiera de ellos, indistintamente, ejecute los acuerdos precedentes que así lo requieran y, a tal fin, comparezca ante Notario y otorgue los documentos, públicos o privados necesarios o convenientes, para la debida formalización e inscripción registral de los mismos, y especialmente cuantas subsanaciones vengan exigidas por la calificación registral.

Asimismo CERTIFICO

Que el Acta de la Sesión de la Junta Universal y Extraordinaria de Accionistas fue aprobada por unanimidad y firmada una vez finalizada la misma por el Secretario con el Visto Bueno del Señor Presidente y por el representante del accionista asistente, titular de la totalidad del capital suscrito y desembolsado de la sociedad.

Y para que así conste a los oportunos efectos, expido y firmo la presente certificación con el Visto Bueno del Señor Presidente, en Ciudad Grupo Santander, Boadilla del Monte, a 10 de Febrero de 2005.

     Vº. Bº.
El Presidente                                                                                                                     El Secretario